Exhibit 99.2

HISTORY OF SIGNIFICANT CORPORATE TRANSACTIONS

Initial Financings

As described under “Business—History of Our Business,” the original financing for our development was arranged by ATP, the consortium of broker-dealers founded by William A. Porter, former chairman of E*TRADE, and his colleague, Martin Averbuch. The financing was provided by the purchase of all 10 Class A Memberships and 94 Class B Memberships from us by ATP and an affiliate in a series of transactions culminating in an agreement entered into in August 1998. The aggregate price for these Class A and B Memberships was $30.45 million, to be paid to us as needed to fund our budgeted expenditures. ATP subsequently sold or leased most of its Class B Memberships to others.... Those Class B Memberships all have been sold....

Subsequent Financing and the Formation of ETC

To complete our development, in May 1999, ATP agreed to provide additional capital of up to $30.5 million on an as-needed basis. In connection with this financing, we and ATP also formed ETC as a vehicle through which to conduct any future businesses in which we might become involved other than operating an exchange located in the United States for the trading of equity options and options on equity indices. Consequently, ETC owned the development rights to any of our future business beyond operation of our exchange. ETC was capitalized by a $100,000 investment by us and a $200,000 investment by ATP, and by investments of $20,000 by Martin Averbuch, $25,000 by David Krell, $20,000 by Gary Katz and $20,000 by a trust established by William A. Porter. ETC shares (of various classes but equal equity interests) were owned by us, ATP and those individuals in proportion to their investments.

The Demutualization

In 2002, we decided to demutualize and change from a limited liability company to a corporation. The demutualization involved the merger of the limited liability company into us and the conversion of the Class A Memberships into shares of Class A common stock, conveying equity interests, and Class B, Series B-1, common stock, associated with PMMs, which we refer to as Class B-1 memberships; the conversion of the Class B Memberships into shares of Class A common stock, conveying equity interests, and Class B, Series B-2, common stock, associated with CMMs, which we refer to as Class B-2 memberships; and the conversion of Class C memberships into Class B, Series B-3 common stock, associated with EAMs, which we refer to as Class B-3 memberships. The demutualization was effected in April 2002....

The Private Placement and Cancellation of ETC Agreement

In connection with the demutualization, we raised additional capital by means of a private placement of Class A common stock to certain of our Class B members. An aggregate of 6,300,000 shares of Class A common stock were subscribed to by ATP, Bear Stearns, Bear Wagner Specialists LLC, an affiliate of Bear Stearns, Deutsche Bank Securities Inc., The Goldman Sachs Group, Inc. and Strategic Investments I, Inc., an affiliate of Morgan Stanley. The aggregate purchase price was $25 million.

In the course of negotiating the private placement, the purchasers expressed concern over the ownership by ETC of the rights to potentially valuable future ISE business. As a result, we decided to reacquire these rights by merging ETC into a new wholly owned subsidiary of the ISE, thereby effectively canceling the ETC agreement. The merger of ETC was not deemed to be a purchase of an entity but rather an expense as ETC did not meet the definition of a business in accordance with U.S. accounting rules. We incurred a charge of $5.6 million relating to this cancellation. The shares of ETC were converted into 1,485,000 shares of Class A common stock, representing approximately 4% of our Class A common stock then outstanding (taking into account the shares issued in connection with the private placement). Our Class A common stock was valued at that time at $3.97 per share. The private placement and the cancellation of the ETC agreement pursuant to the merger were effected in May 2002....

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